

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2022

William B. Berry
President and Chief Executive Officer
Continental Resources, Inc.
20 N. Broadway
Oklahoma City, OK 73102

> **Re: Continental Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 14, 2022**
> **File No. 001-32886**

Dear Mr. Berry:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

General

1. We note that you provided more expansive disclosure in your 2021 ESG Report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your 2021 ESG Report.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

2. We note your 2021 ESG Report reflects that you have implemented emissions mitigation programs. Revise your disclosure to quantify any material past and/or future capital expenditures for climate-related projects. Please ensure you provide quantitative disclosure for each of the periods for which financial statements are presented in your Form 10-K and for any future periods in your response.

3. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as increased demand for goods that result in lower emissions than competing products and increased competition to develop innovative new products that result in lower emissions.

4. We note your risk factor disclosure regarding the physical impacts of climate change. If material, disclose:
    • any weather-related damages to your property or operations;
    • potential for indirect weather-related impacts that may have affected or may affect your major customers; and
    • any weather-related impacts on the cost or availability of insurance.
    Your response should include quantitative information for each of the periods for which financial statements are presented in your most recent Form 10-K and explain whether changes are expected in future periods.

5. Tell us about and quantify compliance costs related to climate change for each of the periods covered by your Form 10-K and whether increased amounts are expected to be incurred in future periods.

6. Please tell us about and quantify any purchase or sale of carbon credits or offsets during the last three years and any planned future period transactions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David Oelman